SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):   **October 30, 2008**

SINGLE TOUCH SYSTEMS INC.
(Exact name of registrant as specified in its charter)

Delaware	33-73004	13-4122844
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2235 Encinitas Blvd, Suite 210 Encinitas, California	92024
(Address of principal executive offices)	(Zip Code)

(760) 438-0100
(Registrant's telephone number, including area code)

_____

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrants Business and Operations
Item 1.01. Entry into a Material Definitive Agreement.

On October 30, 2008, Single Touch Systems, Inc. (the "Company") entered into a Non-exclusive Special Advisory Services Agreement with Peltz Capital Management, LLC, a Delaware limited liability company (the "Special Advisor"), with offices in New York and California.

The Agreement ends on September 30, 2009; but will be renewed for up to two additional one-year terms commencing on September 30 of each year unless on or prior to September 20th of such year either party delivers a notice of non-renewal to the other (in which case the Agreement shall terminate on the date set forth in the notice). The agreement is also terminable upon thirty days notice by either party. Inclusive with this Non-exclusive Special Advisory Services Agreement is the Warrant and a Registration Rights Agreement.

The Special Advisor will receive compensation in the form of a warrant for the purchase of Five Million Nine Hundred Fifty Two Thousand Three Hundred Sixty Two (5,952,362) shares of common stock of the Company at an exercise price of $2.10 per share expiring five years from the date of grant. The Warrant contains various penalty and non-dilution clauses which if triggered could reduce the exercise price of the warrants and/or require the company to issue additional warrants. The Warrant contains cashless exercise provisions and the Registration Rights Agreement provides some contingent registration rights as described in the agreement. The initial third of the warrants vested upon execution of the agreement and the remaining warrants vest over a two month period.

During the term of the Agreement, the Special Advisor is engaged to perform services as described in the services agreement.

There were no prior material relationships between the Registrant, its Affiliates and any other parties to this agreement.

This agreement is included as an exhibit with this current report on Form 8-K.

Item 3.02. Unregistered Sales of Equity Securities.

On October 30, 2008, Single Touch Systems, Inc. (the "Company") entered into a Non-exclusive Special Advisory Services Agreement with Peltz Capital Management, LLC, a Delaware limited liability company ("Peltz").

Peltz engaged as a Special Advisor will receive compensation in the form of a warrant for the purchase of Five Million Nine Hundred Fifty Two Thousand Three Hundred Sixty Two (5,952,362) shares of common stock of the Company at an exercise price of $2.10 per share expiring five years from the date of grant. The Warrant contains various penalty and non-dilution clauses which if triggered could reduce the exercise price of the warrants and/or require the company to issue additional warrants. The Warrant contains cashless exercise provisions and the Registration Rights Agreement provides some contingent registration rights as described in the agreement.

The initial third of the warrants vested upon execution of the agreement and the remaining warrants vest over a two month period.

The issuance referenced above was issued in reliance on Section 4(2) of the Securities Act of 1933, as amended. The recipients of the securities acquired such securities for investment purposes without a view to distribution. Furthermore, they had full access to information concerning Single Touch and its business prospects and there was no general solicitation or advertising for the purchase of the securities.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits

Exhibits

Single Touch Systems, Inc. includes herewith the following exhibits:

10.1   Non-exclusive Special Advisory Services Agreement with Peltz Capital Management, LLC – Warrant and Registration Rights Agreement; Inclusive - October 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINGLE TOUCH SYSTEMS INC.

By: s\ Anthony Macaluso
Name: Anthony Macaluso
Title: President

Dated: November 3, 2008